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SEC FILE NUMBER
8-71236

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/21/24 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bivo Financial LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

14551 La Rinconada Drive
(No. and Street)

Los Gatos	CA	95023
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sujan Jain	408.940.5021	sujan@bivofinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NTT & Company, PLLC
(Name – if individual, state last, first, and middle name)

5865 Mistloe Avenue	Beaumont	TX	77707
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sujan Jain, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bivo Financial LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CEO

Notary Public

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
■ (b) Notes to ~~consolidated~~ statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to ~~consolidated~~ financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Bivo Financial

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2025

Contents



NTT & Company, PLLC

Independent Auditor's Report
For the 14-Month Period Ended Decmber 31, 2025

To the CEO of Bivo Financial LLC:

Opinion on Financial Statements

We have audited the accompanying statement of financial condition of Bivo Financial LLC (the "Company"), a carrying broker-dealer, as of December 31, 2025, and the related statements of income, changes in stockholders' equity, cash flows, and liabilites subordinated to claims of general creditors for the 14 month transitional period from November 21, 2024 through December 31, 2025, and the related notes to the financial statements (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the 14-month transition period conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying Net Capital Computations, Determination of Reserve Requirements and Possession & Control Requirements ("Supplementary Information") contained in the supplemental information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles with the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

NTT & Company, PLLC

Beaumont, Texas
February 28, 2026

We have served as the auditor for Bivo Financial since 2025.

NTT & Company, PLLC
5865 Mistletoe Avenue
Beaumont, TX 77707
512.766.8131 NathanTuttle@NTTCoCPA.com

Bivo Financial LLC
Financial Statements
Statement of Financial Condition
For the period ended December 31, 2025

Assets

Current Assets:

Cash and cash equivalents	$	1,542
Cash segregated in accordance with SEA Rule 15c3-3	$	26,244
Accounts receivable	$	4,301
Securities owned, at fair value	$	477,110
Other assets	$	20,035
Total Assets	$	529,231

Liabilities And Stockholders' Equity

Liabilities:

Accounts payable and accrued expenses	$	5,575
Due to related parties	$	42,704
Payable to customers	$	70,746
Other liabilities	$	20,410
Subordinated loan	$	32,008
Total Liabilities	$	171,443
Member's Equity	$	357,788
Total Liabilities and Members Equity	$	529,231

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

Bivo Financial LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware. The Company is a registered carrying broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company provides brokerage services, including the execution of securities transactions for retail and institutional customers. The Company carries customer accounts and funds, and clears its securities transactions through unaffiliated clearing brokers who act as custodians for customer securities pursuant to a clearing agreement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the accompanying financial statement in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Fair Value of Assets and Liabilities

The Company estimates that the carrying value of receivables and payables approximates fair value, due to their short-term nature.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2025.

Revenue Recognition

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies

a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company's primary revenue streams include:

- Commission Revenue – Recognized on trade date when the transaction is executed.
- Management Fees – Recognized over time as services are provided.
- Other Service Fees – Recognized when the related services are performed.

Income Taxes

The Company is a limited liability company that has elected to be taxed as a C corporation under the provisions of the Internal Revenue Code. Accordingly, the Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Taxes.

The Company follows the Financial Accounting Standards Board (FASB) guidance regarding accounting for uncertainty in income taxes. This guidance prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. Tax positions are recognized only if they are more-likely-than-not to be sustained upon examination by taxing authorities.

Management has evaluated the Company's tax positions and concluded that the Company has not taken any uncertain tax positions that require recognition or disclosure in the financial statements as of December 31, 2025. The Company is not currently under examination by any taxing authority. Interest and penalties, if any, related to uncertain tax positions would be recorded as income tax expense.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and securities segregated under federal regulations (SEC Rule 15c3-3) are excluded from Cash and Cash Equivalents and are reported separately on the Statement of Financial Condition.

Financial Instruments and Fair Value

The Company's financial instruments include cash, receivables, payables, and accrued expenses. The carrying value of these instruments approximates fair value due to their short-term nature.

Fair value measurements are categorized into the following hierarchy:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 quoted prices.

Level 3 – Unobservable inputs supported by little or no market activity.

The Company did not hold Level 2 or Level 3 financial instruments as of December 31, 2025.

	Level 1	Level 2	Level 3	Total
Treasury Bills	$ 475,683	$ -	$ -	$ 475,683
Money Market Funds	$ 1,427	$ -	$ -	$ 1,427
Total Securities, at fair value	$ 477,110	$ -	$ -	$ 477,110

NOTE 3 – SEGREGATED CASH FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS:

The Company maintains a Special Reserve Bank Account for the Exclusive Benefit of Customers pursuant to the requirements of SEC Rule 15c3 3 (the Customer Protection Rule). Funds held in this account represent segregated cash and qualified deposits that are reserved exclusively for the protection of customer funds. These amounts are legally restricted and are not available for general operating purposes of the Company.

The reserve requirement is determined in accordance with the computation prescribed by Rule 15c3 3. As of December 31, 2025, the Company's computation indicated a required deposit of $74,283. The Company deposited and maintained cash in the Special Reserve Bank Account in excess of the required amount in accordance with the funding and timing requirements of Rule 15c3-3.

Segregated cash is presented separately from Cash and Cash Equivalents on the Statement of Financial Condition due to the restricted nature of these funds. Cash and cash equivalents represent cash available for general operations and short term liquidity needs, whereas segregated cash is restricted solely for the benefit of customers under regulatory requirements.

Segregated cash at December 31, 2025: $26,244. An additional amount of $70,000 was deposited in segregated cash account as of January 2, 2026 in accordance with the funding and timing requirements of Rule 15c3-3. Cash and cash equivalents at December 31, 2025: $381,372.

NOTE 4 – CLEARING AGREEMENT:

The Company clears its securities transactions through unaffiliated clearing brokers who act as custodians for customer securities pursuant to a clearing agreement.

NOTE 5 – NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. Under this rule, the Company is required to maintain minimum net capital and meet certain aggregate indebtedness requirements. At December 31, 2025:

- The Company's required minimum net capital was $250,000.
- The Company's net capital was $365,423.
- The Company had net capital in excess of required net capital of $115,423.

NOTE 6 – SEGMENT REPORTING:

The Company follows the guidance in ASC 280, Segment Reporting, in identifying and disclosing its operating segments. An operating segment is defined as a component of an enterprise for which separate financial information is available and that is evaluated regularly by the chief operating decision maker in assessing performance and allocating resources.

The Company operates primarily as a carrying broker dealer, including the execution of securities transactions for retail and institutional customers. Management evaluates the Company's operations on an aggregate basis as one integrated business unit. The Company's revenues, expenses, assets, and liabilities are managed and reviewed as a single operating segment, and discrete financial information for separate business components is not produced.

Accordingly, the Company is presented as one reportable segment, and no additional segment disclosures are required under ASC 280.

NOTE 7 – COMMITMENTS AND CONTINGENCIES:

In the normal course of business, the Company may be the subject of investigations, audits and other forms of regulatory and governmental inquiry covering a range of issues in their business. These inquiries may lead to administrative, civil or criminal proceedings, and possibly result in remedies including fines, penalties, restitution, alterations in their business practices, and in additional expenses.

The Company establishes accruals for legal proceedings, including litigation, arbitration, and regulatory and governmental investigations and inquiries, when information related to the loss contingencies represented by those matters indicates both that a loss is probable and that the amount of loss can be reasonably estimated. Any such accruals are adjusted thereafter as appropriate to reflect changed circumstances. There was no accrual for legal proceedings as of December 31, 2025.

In addition to the matters described above, the Company and/or persons to whom the Company may have indemnification obligations, in the normal course of business, are subject to various other pending and threatened legal proceedings in which claims for monetary damages and other relief are asserted. The Company is not aware at the present time of any such other legal proceedings. However, the Company cannot now determine whether or not any claims asserted against the Company or others to whom the Company may have indemnification obligations, whether in the proceedings or other matters described above or otherwise, will have a material adverse effect on its results of operations in any future reporting period.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 8 – SUBRODINATED LOAN

The Company entered into a Subordinated Loan Agreement ("SLA") on September 26, 2025 with one of the shareholders of the Company ("Lenders") in the amount of $32,000. The SLA had a scheduled maturity date of September 30, 2026, with the maturity date automatically extended an additional year, unless the Lenders notify the Company and FINRA that the SLA will be terminated. The amount due to the Lenders is shown as Secured demand note payable from subordinated lenders on the Statement of Financial Condition. The SLA was approved by FINRA on September 25, 2025.

Under the SEC's uniform net capital rule, the subordinated loan is an adjustment allowed which increases net capital.

NOTE 9 – FINANCIAL STATEMENTS WITH OFF BALANCE SHEET CREDIT RISK:

In the normal course of business, the Company may enter into transactions in which it executes, but does not settle, securities trades. These activities may expose the Company to off-balance sheet risk in the event that customers or counterparties fail to fulfill their obligations. The Company seeks to mitigate risk by monitoring customer accounts and maintaining relationships with established clearing organizations.

NOTE 10 – RELATED PARTY TRANSACTION.

The Company may enter into transactions with related parties, including members and affiliated entities, in the normal course of business. Such transactions are conducted on terms believed to be comparable to those available from unrelated third parties. As of December 31, 2025, $42,704 was due to related parties.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were available to be issued. On February 20, 2026, the Company elected to change its method of computing net capital from the basic method to the

alternative method pursuant to SEC Rule 15c3-1. On February 25, 2026, the Company increased its subordinated loan amount by $30,000, bringing the total subordinated debt to $62,000. The increase was approved by FINRA and qualifies as allowable subordinated debt under SEC Rule 15c3-1. There were no other events requiring disclosure.